HARBOR LIGHT SECURITIES, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Members' Equity		$ 297,011
Non-Allowable Assets		
Accounts receivable	$ 90,979	
Prepaid expenses	93,574	
Property and equipment	22,863	
Total Non-Allowable Assets		(207,416)
Haircuts on Securities Positions		
Securities Haircuts	$ -	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions		-
Net Allowable Capital		$ 89,595

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 2,697
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	84,595

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 40,455
Percentage of Aggregate Indebtedness to Net Capital	45.15%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2015	$ 89,595
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 89,595
Reconciled Difference	$ -